SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III General Counsel NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220 (469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON NTR Metals, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,770,438*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 5,322,500*
	10	SHARED DISPOSITIVE POWER 1,447,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,770,438*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and Dr. L.S. Smith (“Dr. Smith”), the Reporting Person may be deemed to be the beneficial owner of 6,770,438 common shares. See Item 5 for additional information. Percentage of class based on 10,153,957 common shares outstanding at August 11, 2011.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 12 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 to the statement on Schedule 13D amends and restates in its entirety the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011 and Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011. The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2.	Identity and Background.

The Reporting Person is NTR Metals, LLC, a Texas limited liability company. The principal business of the Reporting Person is the provision of refining, recycling and minting services to the precious metals industry. The Reporting Person also acts as a market maker in all precious metal bullion. The address of the principal place of business of the Reporting Person is 16720 Composite Drive, Dallas, Texas 75220.

The Reporting Person executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”). In addition, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Agreement to Execute Smith Irrevocable Proxy”) in favor of the Reporting Person. The group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 6,770,438 Common Shares, which represents 66.7% of the Common Shares.

The executive officers and controlling members of the Reporting Person as of September 19, 2011 are set forth on Schedule A attached hereto, containing the following information with respect to each such person: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted; and (d) citizenship.

During the past five years, neither the Reporting Person nor, to Reporting Person’s knowledge, any person named in Schedule A to this Schedule 13D has been (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funding for the purchase of the Common Shares by the Reporting Person, other than the Common Shares acquired pursuant to the Merger Agreement as more fully described in Item 4 below, was its working capital. The source of the consideration used in the acquisition of the Common Shares acquired pursuant to the Merger Agreement were the membership units of a subsidiary of the Reporting Person and the forgiveness of debt owed to the Reporting Person by the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person made an initial investment in the Common Shares on May 25, 2010 (the “Initial Investment”). The Reporting Person made the Initial Investment by exercising its rights under the Partial Assignment Agreement, dated May 25, 2010 (the “Partial Assignment Agreement”), by and between the Reporting Person and the Issuer. Pursuant to the Partial Assignment Agreement, the Reporting Person was assigned the Issuer’s right to purchase 3,000,000 Common Shares for $3,600,000 under the Purchase and Sale Agreement, dated as of January 27, 2010 and amended on March 24, 2010, by and between the Issuer and Ralph S. Janvey, in his capacity as the court-appointed Receiver for Stanford International Bank, Ltd. In connection with entering into the Partial Assignment Agreement, the Reporting Person entered into the Closing Agreement, dated May 25, 2010 (the “Closing Agreement”), by and between the Reporting Person and the Issuer. The Closing Agreement set forth certain representations and warranties, agreements and closing conditions relating to the Reporting Person’s purchase of the Common Shares pursuant to the Partial Assignment Agreement.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 12 Pages

In connection with the Initial Investment, the Reporting Person entered into (a) the NTR Irrevocable Proxy, pursuant to which the Reporting Person granted an irrevocable proxy to Dr. Smith to vote all of its Common Shares until May 25, 2014 unless earlier terminated as a result of (i) the Reporting Person’s full exercise of its option to purchase Common Shares set forth in the Option Contract (as defined below) or (ii) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition, and (b) the Lock-Up Agreement, pursuant to which the Reporting Person agreed, subject to certain limited exceptions, not to sell or transfer the Common Shares until May 25, 2011. As a result, the Reporting Person was generally unable to vote its Common Shares until it fully exercised the Option Contract as described below. These arrangements were consistent with the Reporting Person’s initial purpose to hold all of its Common Shares as an investment.

In connection with the closing of the transactions contemplated by the Closing Agreement, the Reporting Person entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between the Reporting Person and Dr. Smith. Pursuant to the Option Contract, the Reporting Person obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014. During the first two years of the Option Contract, the exercise price was $6.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. During the third and fourth years after the execution of the Option Contract, the exercise price would have been $10.00 per share and the release of Dr. Smith’s guaranty. On June 10, 2011, Dr. Smith and the Reporting Person entered into an option exercise agreement (the “Exercise Agreement”), which amended the term of the Option Contract to allow the Reporting Person to exercise in increments of 100,000 shares during the period from June 10, 2011 to July 15, 2011 (the “Modified Exercise Period”). In connection with entering into the Exercise Agreement, the parties entered into an escrow agreement (the “Escrow Agreement”) with K & L Gates LLP, as escrow agent, pursuant to which Dr. Smith deposited the option shares and the Reporting Person deposited funds necessary to satisfy the exercise price with respect to any exercised options. Dr. Smith and the Reporting Person subsequently entered into letter agreements extending the termination of Modified Exercise Period and the Escrow Agreement to September 17, 2011.

On July 22, 2011, August 1, 2011 and August 15, 2011, the Reporting Person exercised its right to purchase 100,000, 100,000 and 200,000 Common Shares, respectively, under the Option Contract. On September 16, 2011, subject to the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A, the Reporting Person exercised its right to purchase the remaining 600,000 Common Shares under the Option Contract. Following the release of Dr. Smith’s guaranty of the Issuer’s line of credit, the NTR Irrevocable Proxy will terminate and pursuant to the terms of the Agreement to Execute Smith Irrevocable Proxy, Dr. Smith will be required to deliver to the Reporting Person the Smith Irrevocable Proxy within 30 days of the release of the guaranty. Under the Agreement to Execute Smith Irrevocable Proxy, Dr. Smith is required to execute and deliver the Smith Irrevocable Proxy in favor of the Reporting Person upon (a) the Reporting Person’s full exercise of the Option Contract or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. The term of this proxy will be effective until May 25, 2014. The Smith Irrevocable Proxy will allow the Reporting Person to vote Dr. Smith’s Common Shares with respect to any matter regarding the Issuer on which Dr. Smith is entitled to vote. Following the receipt by the Reporting Person of the Smith Irrevocable Proxy the Reporting Person will have voting control of the Issuer, including the ability to elect all members of the board of directors.

On September 12, 2011, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, SBT, Inc. (“SBT”), Southern Bullion Trading, LLC (“Southern Bullion”) and members of Southern Bullion. Pursuant to the Merger Agreement, Southern Bullion, a subsidiary of the Reporting Person agreed to merge with SBT, a subsidiary of the Issuer. As consideration for the merger, the membership units of Southern Bullion were converted into the right to receive an aggregate of 600,000 Common Shares of the Issuer. The Common Shares were distributed to the members of Southern Bullion pro rata in accordance with their respective percentage ownership. The Reporting Person’s wholly owned subsidiary owned 51.0% of Southern Bullion and, as a result, the Reporting Person received a right to receive 306,000 Common Shares of the Issuer. Under the terms of the Merger Agreement, the Reporting Person has the right to allocate options to purchase up to 500,000 Common Shares of the Issuer to management of Southern Bullion. In accordance with the Merger Agreement, on September 12, 2011, the members of Southern Bullion, including the Reporting Person’s subsidiary, and the Issuer entered into a Registration Rights Agreement (the “Merger Registration Rights Agreement”), which grants piggy-back registration rights to the members of Southern Bullion with respect to the Common Shares of the Issuer acquired by the Reporting Person’s subsidiary and those other shareholders under the Merger Agreement.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 12 Pages

In conjunction with the merger and simultaneously with the closing of the merger, on September 12, 2011, the Reporting Person and the Issuer entered into Securities Purchase Agreement pursuant to which the Reporting Person purchased 400,000 Common Shares of the Issuer for an aggregate purchase price of $2.0 million, or $5.00 per share. In satisfaction of the $2.0 million purchase price, on September 12, 2011, the Reporting Person and the Issuer entered into a letter agreement (the “Debt Forgiveness Letter Agreement”), under which the Reporting Person agreed to irrevocably waive and forgive an aggregate of $2.0 million in debt owed to the Reporting Person by the Issuer, resulting from transactions between the Issuer and the Reporting Person. In accordance with the Securities Purchase Agreement, on September 12, 2011, the Reporting Person and the Issuer entered into a Registration Rights Agreement (the “Purchase Registration Rights Agreement”), which grants piggy-back registration rights to the Reporting Person with respect to the Common Shares of the Issuer acquired by the Reporting Person under the Securities Purchase Agreement.

In connection with the Merger Agreement, the Reporting Person also entered into a lock-up agreement (the “Merger Lock-Up Agreement”) under which the Reporting Person agreed, subject to certain limited exceptions, not to sell or transfer its Common Shares acquired under the Merger Agreement until September 12, 2013. Also in connection with the Merger Agreement, on September 12, 2011, the Issuer, the Reporting Person, acting as agent and attorney-in-fact to the members of Southern Bullion, and Compass Bank (the “Merger Escrow Agent”), as escrow agent, entered into an Escrow Agreement (the “Merger Escrow Agreement”), pursuant to which the Issuer agreed to deposit 60,000 Common Shares with the Merger Escrow Agent to facilitate the closing of the transaction contemplated by the Merger Agreement.

Following the Initial Investment, the Reporting Person has purchased, and may continue to purchase, Common Shares in the open market at market prices for the purpose of making additional investments in the Issuer. The Reporting Person intends to continuously review its investment in the Issuer, including possible additional acquisitions of Common Shares, and may in the future change its present course of action. The Reporting Person, from time to time, engages in commercial transactions with the Issuer in the regular course of business. Following the completion of the transactions described herein, the Reporting Person expects to continue to engage in such commercial transactions. The Reporting Person and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business.

Except as noted above, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

The Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the letter agreements dated July 15, 2011, July 20, 2011, August 15, 2011 and September 15, 2011, the Merger Agreement, the Securities Purchase Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement and the Debt Forgiveness Letter Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the letter agreements dated July 15, 2011, July 20, 2011, August 15, 2011 and September 15, 2011, the Merger Agreement, the Securities Purchase Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement and the Debt Forgiveness Letter Agreement are qualified in their entirety by reference to the actual text of such documents.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) On May 27, 2010, the Reporting Person acquired 125,000 Common Shares of the Issuer in the open market at a price of $4.09 per share. On June 14, 2011, the Reporting Person exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On June 16, 2011, the Reporting Person acquired 500 Common Shares of the Issuer in the open market at a price of $6.50 per share; 100 Common Shares of the Issuer in the open market at a price of $6.53 per share; 700 Common Shares of the Issuer in the open market at a price of $6.52 per share; 1,000 Common Shares of the Issuer in the open market at a price of $6.56 per share; and 200 Common Shares of the Issuer in the open market at a price of $6.45 per share. On June 17, 2011, the Reporting Person acquired 849 Common Shares of the Issuer in the open market at a price of $6.92 per share and 1,651 Common Shares of the Issuer in the open market at a price of $6.90 per share. On June 20, 2011, the Reporting Person acquired 346 Common Shares of the Issuer in the open market at a price of $7.00 per share; 1,300 Common Shares of the Issuer in the open market at a price of $6.85 per share (in two separate transactions); 200 Common Shares of the Issuer in the open market at a price of $6.84 per share (in two separate transactions); and 154 Common Shares of the Issuer in the open market at a price of $6.79 per share (in two separate transactions). On June 21, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.85 per share. On June 22, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.95 per share (in two separate transactions). On June 23, 2011, the Reporting Person acquired 500 Common Shares of the Issuer in the open market at a price of $6.99 per share (in two separate transactions). On June 24, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.93 per share (in two separate transactions). On July 22, 2011, the Reporting Person exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 1, 2011, the Reporting Person exercised its option to acquire the 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 15, 2011, the Reporting Person exercised its option to acquire 200,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 12, 2011, the Reporting Person acquired 1,128 Common Shares of the Issuer in the open market at a price of $8.21 per share; 500 Common Shares of the Issuer in the open market at a price of $8.20 per share; 372 Common Shares of the Issuer in the open market at a price of $8.18 per share; and 1,000 Common Shares of the Issuer in the open market at a price of $8.43 per share. On August 18, 2011, the Reporting Person acquired 2,000 Common Shares of the Issuer in the open market at a price of $8.48 per share. On September 12, 2011, the Reporting Person acquired 400,000 Common Shares of the Issuer pursuant to the Securities Purchase Agreement with the Issuer at a price of $5.00 per share. On September 12, 2011, the Reporting Person, through its wholly-owned subsidiary, acquired 306,000 Common Shares of the Issuer pursuant to the Merger Agreement. On September 16, 2011, the Reporting Person exercised its option to acquire the 600,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the NTR Irrevocable Proxy, the Lock-Up Agreement, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Merger Agreement, the Securities Purchase Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Debt Forgiveness Letter Agreement, the Exercise Agreement, as amended, and the Escrow Agreement, as amended.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 12 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7.	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.8.	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

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99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of the Reporting Person (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2011

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 10 of 12 Pages

SCHEDULE A

Executive Officers and Controlling Members of NTR Metals, LLC

Executive Officers of NTR Metals, LLC as of September 19, 2011

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

John R. Loftus NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	President	United States

Carl D. Gum, III NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	General Counsel	United States

Pithou Nuth NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	Treasurer	United States

Controlling Members of NTR Metals, LLC as of September 19, 2011

Name, Employer and Address	Title, Present Principal Occupation or Employment	Country of Citizenship

John R. Loftus NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220	President	United States

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

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99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of the Reporting Person (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP